UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
CalAmp Corp.

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)
128126109
(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 14, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	128126109

1	NAMES OF REPORTING PERSONS Charles W. Ergen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,350,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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CUSIP No.	128126109

1	NAMES OF REPORTING PERSONS EchoStar Communications Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,350,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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CUSIP No.	128126109

1	NAMES OF REPORTING PERSONS EchoStar Orbital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,350,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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CUSIP No.	128126109

1	NAMES OF REPORTING PERSONS EchoStar DBS Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,350,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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CUSIP No.	128126109

1	NAMES OF REPORTING PERSONS EchoStar Technologies Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,350,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 1,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of CalAmp Corp., a Delaware corporation (the “Issuer”) and a three-year warrant to purchase 350,000 shares of Common Stock at price of $3.72 per share.
(2) The percentages reported in this Schedule 13D are based upon 23,815,342 shares of Common Stock outstanding as of October 1, 2007 (as reported in the Issuer’s Form 10-Q for the quarter ended September 1, 2007), plus 1,000,000 shares of Common Stock acquired by EchoStar Technologies Corporation (“ETC”) on December 14, 2007, plus the three-year warrant to purchase 350,000 shares of Common Stock at a price of $3.72 per share that the Issuer issued to ETC on December 14, 2007.

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ITEM 1. Security and Issuer
     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of CalAmp Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1401 N. Rice Avenue, Oxnard, CA 93030.
ITEM 2. Identity and Background
     (a) This statement is being filed jointly by (i) Charles W. Ergen, (ii) EchoStar Communications Corporation (“ECC”), (iii) EchoStar Orbital Corporation (“EOC”), (iv) EchoStar DBS Corporation (“EDBS”), and (v) EchoStar Technologies Corporation (“ETC”) (collectively, the “EchoStar Entities” or the “Reporting Persons”). Mr. Ergen owns over 50% of the outstanding voting power of ECC. ECC owns all of the outstanding capital stock of EOC. EOC owns all of the outstanding capital stock of EDBS. EDBS owns all of the outstanding capital stock of ETC.
     (b) The address of the principal business and principal office of each of the EchoStar Entities is c/o EchoStar Communications Corporation, 9601 S. Meridian Blvd., Englewood, Colorado 80112.
     (c) Mr. Ergen is the Chairman and Chief Executive Officer of ECC. The principal business of each of ECC, EOC, and EDBS is to provide satellite-delivered digital television to customers across the United States. The principal business of ETC is to design, develop and distribute digital set-top boxes and related equipment.
     (d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Ergen is a citizen of the United States. ECC is organized in the State of Nevada. EOC and EDBS are organized in the State of Colorado. ETC is organized in the State of Texas.
ITEM 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Settlement Agreement between the Issuer and ETC, dated December 14, 2007, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference (the “Settlement Agreement”), the Reporting Persons acquired on that date, inter alia, beneficial ownership of 1,350,000 shares of Common Stock (including a warrant to purchase an additional 350,000 shares of Common Stock at a price of $3.72 per share (the “Warrant”), which is 110% of the volume-weighted average price of the Issuer’s Common Stock for the 120 calendar days immediately preceding the date of the Settlement Agreement, exercisable for three years, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference).
ITEM 4. Purpose of Transaction
     The Reporting Persons acquired the Common Stock of the Issuer and the Warrant in settlement of certain claims that ETC had against the Issuer. The Reporting Persons intend to exercise fully their rights as shareholders, subject to the various agreements described in Item 6 of this Schedule 13D.

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     Depending on their evaluation of various factors, including without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the shareholders of the Issuer.
ITEM 5. Interest in Securities of the Issuer.
     (a) Each of the Reporting Persons beneficially owns 1,350,000 shares of Common Stock representing 5.4% of the outstanding Common Stock of the Issuer after giving effect to conversion and exercise of all shares underlying the Warrant. The percentages reported in this Schedule 13D are based upon 23,815,342 shares of Common Stock outstanding as of October 1, 2007 (as reported in the Issuer’s Form 10-Q for the quarter ended September 1, 2007), plus 1,000,000 shares of Common Stock acquired by ETC on December 14, 2007, plus the Warrant to purchase 350,000 shares of Common Stock at a price of $3.72 per share that ETC obtained on December 14, 2007.
     (b) Sole power to vote or direct the vote: 0 shares
     Shared power to vote or direct the vote: 1,350,000 shares of Common Stock
     Sole power to dispose or to direct the disposition: 0 shares
     Shared power to dispose or direct the disposition: 1,350,000 shares of Common Stock
     (c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock.
     (d) Not applicable.
     (e) Not applicable.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In connection with the transactions described in this Schedule 13D, the Reporting Persons and the Issuer entered into (a) the Settlement Agreement; (b) the Warrant; (c) a Voting and Lock-Up Agreement; (d) a Registration Rights Agreement; and (e) a $5,000,000 Subordinated Promissory Note, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively to this Schedule 13D. Except as set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Settlement Agreement
     Under terms of the Settlement Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference, the Issuer agreed, among other things, to:
•	issue 1,000,000 shares of Common Stock to ETC (the “Settlement Shares”);
•	issue to ETC a three-year warrant to purchase an additional 350,000 shares of Common Stock (the “Warrant Shares”) at a price of $3.72 per share; and
•	issue a $5 million subordinated promissory note to ETC a copy of which is attached hereto as Exhibit 99.5, and incorporated herein by reference.
Warrant
     Under the terms of the Warrant, which is filed as Exhibit 99.2 to this Schedule 13D, and incorporated herein by reference, ETC has the right to purchase 350,000 shares of Common Stock from the Issuer at a price of $3.72 per share. The exercise price per share of Common Stock under the Warrant is 110% of the volume-weighted average price of the Issuer’s Common Stock for the 120 calendar days immediately preceding the date of the Settlement Agreement. The Warrant is exercisable until December 14, 2010.
Voting and Lock-Up Agreement
     Under the terms of the Voting and Lock-Up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D, and incorporated herein by reference, ETC agreed to restrictions on 500,000 of the Settlement Shares and the Warrant Shares that limits sales of such shares to 285,000 in the aggregate until December 14, 2008. ETC also agreed to vote all of its Settlement Shares and Warrant Shares either with the recommendation of the Issuer’s Board of Directors or in the same proportion as all other outstanding shares of the Issuer.
Registration Rights Agreement
     In connection with the Settlement Agreement, ETC entered into Registration Rights Agreement with the Issuer, dated December 14, 2007, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference. The Registration Rights Agreement entitles ETC to certain registration rights with respect to the Settlement Shares and Warrant Shares.

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Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Settlement Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on April 2, 2007).

99.2	Warrant, dated December 14, 2007, issued by CalAmp Corp. to EchoStar Technologies Corporation (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.3	Voting and Lock-Up Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.4	Registration Rights Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.5	Subordinated Promissory Note, dated December 14, 2007, in the amount of $5,000,000 issued by CalAmp Corp. to EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.6	Joint Filing Agreement, dated as of December 26, 2007, by and among Charles W. Ergen, EchoStar Communications Corporation, EchoStar Orbital Corporation, EchoStar DBS Corporation and EchoStar Technologies Corporation.

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SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
Dated: December 26, 2007	/s/ Charles W. Ergen
Charles W. Ergen

ECHOSTAR COMMUNICATIONS CORPORATION
/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Executive Vice President, General Counsel and Secretary

ECHOSTAR ORBITAL CORPORATION
/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Executive Vice President, General Counsel and Secretary

ECHOSTAR DBS CORPORATION
/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Executive Vice President, General Counsel and Secretary

ECHOSTAR TECHNOLOGIES CORPORATION
/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Executive Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Settlement Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on April 2, 2007).

99.2	Warrant, dated December 14, 2007, issued by CalAmp Corp. to EchoStar Technologies Corporation (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.3	Voting and Lock-Up Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.4	Registration Rights Agreement, dated December 14, 2007, by and between CalAmp Corp. and EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.5	Subordinated Promissory Note, dated December 14, 2007, in the amount of $5,000,000 issued by CalAmp Corp. to EchoStar Technologies Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on December 17, 2007).

99.6	Joint Filing Agreement, dated as of December 26, 2007, by and among Charles W. Ergen, EchoStar Communications Corporation, EchoStar Orbital Corporation, EchoStar DBS Corporation and EchoStar Technologies Corporation.

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